FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of December 17, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40- ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing U.S. Department of Justice clears Tenaris’s acquisition of IPSCO Tubulars from TMK.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2019

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

U.S. Department of Justice clears Tenaris’s acquisition of IPSCO Tubulars from TMK

Luxembourg, December 17, 2019 – Tenaris S.A. (NYSE, Mexico: TS and MTA Italy: TEN) announced today that the U.S. Department of Justice (DOJ) has closed its investigation of Tenaris’s proposed acquisition of IPSCO Tubulars, Inc. from PAO TMK, a Russian company and manufacturer of steel pipe.

The proposed acquisition was entered into on March 22, 2019 pursuant to a Stock Purchase Agreement between a wholly owned subsidiary of Tenaris and PAO TMK. Tenaris expects to be able to consummate the transaction shortly.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.